                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     (Mark One)

       |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                       OR

       | |    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _____________ to _____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CHICAGO BRIDGE & IRON SAVINGS PLAN
                       c/o Chicago Bridge & Iron Company
                           1501 North Division Street
                           Plainfield, Illinois 60544

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Chicago Bridge & Iron Company, N.V.
                                Polarisavenue 31
                                2132 JH Hoofdorp
                                The Netherlands

CHICAGO BRIDGE & IRON
SAVINGS PLAN

Financial Statements and Supplemental Schedules
As of December 31, 2001 and 2000
Together With Auditors' Report




Employer Identification Number 06-1477022
Plan Number 001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Chicago Bridge & Iron Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the CHICAGO BRIDGE & IRON SAVINGS PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
May 30, 2002

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

                                                                   2001                 2000
                                                              ------------          ------------
ASSETS:
    Investments (Note 3)                                      $222,478,507          $192,286,296
    Receivables-
       Employer contribution                                     5,814,346             4,251,957
       Assets from (Note 1)-
           Howe-Baker Engineers, Inc. Employees'
             Profit-Sharing 401(k) Plan                                 --            20,612,835

           Matrix Engineering, Inc. Savings Plan                        --            12,197,810
           A&B Builders, Inc. Savings Plan                              --             1,605,671
           Callidus Technologies 401(k) Savings Plan                    --             7,448,534
                                                              ------------          ------------
NET ASSETS AVAILABLE FOR BENEFITS                             $228,292,853          $238,403,103
                                                              ============          ============

               The accompanying notes to financial statements and
                 supplemental schedules are an integral part of
                                these statements.

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

ADDITIONS:
    Additions to net assets attributed to-
       Investment income (loss)-
           Net depreciation in fair value of investments (Note 3)          $ (18,769,518)
           Interest                                                              355,767
           Dividends                                                           6,881,560
                                                                           -------------
                     Total investment loss                                   (11,532,191)
                                                                           -------------

       Contributions-
           Participant                                                        10,362,578
           Rollovers                                                           7,404,966
           Employer                                                           10,152,945
                                                                           -------------
                     Total contributions                                      27,920,489
                                                                           -------------
                     Total additions                                          16,388,298
                                                                           -------------

DEDUCTIONS:
    Deductions from net assets attributed to-
       Benefits paid to participants                                          26,488,064
       Administrative expenses (Note 4)                                           10,484
                                                                           -------------
                     Total deductions                                         26,498,548
                                                                           -------------
                     Net decrease                                            (10,110,250)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                        238,403,103
                                                                           -------------
    End of year                                                            $ 228,292,853
                                                                           =============

                 The accompanying notes to financial statements
                   and supplemental schedules are an integral
                             part of this statement.

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2001 AND 2000

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

      The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain of its wholly owned subsidiaries (the "Company") are eligible to participate. The Plan is an amendment and restatement, effective January 1, 1997, of the CBI 401(k) Pay Deferral Plan, sponsored prior to that date by Chi Bridge Holdings, Inc., a former affiliate of the Company. Effective January 1, 1997, that prior plan was merged with the CBI Hourly Employees' Savings Plan, a plan covering certain hourly paid employees of the Company (non mergered plans). This plan was renamed and restated, and became sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective December 31, 2000, the following qualified defined contribution pension plans, Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan, Matrix Engineering, Inc. Savings Plan, A&B Buildings, Inc. Savings Plan and Callidus Technologies 401(k) Savings Plan ("Merged Plans"), merged into this Plan.

      T. Rowe Price Trust Company (the "Trustee") serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc ("RPS"). All of the investment options are managed by T. Rowe Price Associates, Inc. ("Associates"), except for the Stable Value Fund and the International Stock Fund. (See the notes below on the Plan's investment options.) The Stable Value Fund, a common and collective trust fund, is managed by the Trustee, an affiliate of Associates. The International Stock Fund is managed by Rowe Price-Fleming International, Inc., a joint venture between Associates and Robert Fleming Holdings Ltd. of London.

      As a result of the mergers, the Plan holds investments in three stock funds, that are frozen and no future contributions are allowed.

      PARTICIPANT AND COMPANY CONTRIBUTIONS

      The Plan is a combination profit-sharing/401(k) voluntary salary deferral plan. The Company automatically contributes 5% of considered compensation, up to IRS limits on compensation, for each eligible participant following the end of the Plan year for which the contribution is made, or, for certain defined eligible hourly employees, $1.00 per hour worked, contributed at the time of each payroll for such employees throughout the year. Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 17% compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

      The Company contributes a dollar-for-dollar match of the participants' annual 401(k) savings, up to the first 3% of the compensation that the participant elects to contribute.

      Effective with the addition of merged plans and for purposes of contributions, the following apply:

      - For participants who formerly participated in the Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan, the Company shall make a nondiscretionary contribution of 1% of compensation; shall make matching contributions of 15% of the first 6% of compensation; and may make discretionary Company contributions as determined each year.

      - For participants who formerly participated in the Matrix Engineering, Inc. Savings Plan or the A&B Builders, Inc. Savings Plan, the Company shall make no nondiscretionary contribution; shall make matching contributions of 30% of the first 6% of compensation; and may make discretionary Company contributions as determined each year.

      - For participants who formerly participated in the Callidus Technologies 401(k) Savings Plan, the Company shall make no nondiscretionary contribution; shall make matching contributions of 100% of the first 4% of compensation; and may make discretionary Company contributions as determined each year.

      INVESTMENT OPTIONS

      The Plan is participant directed and offers 14 different investment options: 12 mutual funds including the Trade Link investment account investing in mutual funds beyond the Trustee's family of funds. 1 common stock fund, 1 stable value fund.

      VESTING

            NONMERGED PORTION OF THE PLAN

      Participants' interest in their accounts are fully vested at all times with regard to their voluntary deferrals, Company matching contributions and the Company contribution of $1.00 per hour for those affected hourly employees. Participants' interest in the Company's 5% annual contributions vest 100% after five years of service with the Company, which includes service prior to January 1, 1997. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions. Earnings on contributions vest according to the related contribution schedule.

            MERGED PORTION OF THE PLAN

      All matching contributions and all nondiscretionary and discretionary Company contributions made to the Plan after December 31, 2000, shall be 100% vested upon a participant attaining five years of service. For this purpose, all service of participants prior to December 31, 2000, shall be credited under the Plan.

      PARTICIPANT LOANS

      Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000, from the vested portion of their accounts. No more than one loan may be outstanding from a participant's account at any time. Loans bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years; fifteen years for a principal residence loan. Any amount borrowed is deducted from the participant's total account balance, pro rata from the other funds in which the account is invested, and repayments of principal and interest are credited accordingly when and as repaid in the funds in which the participant's then-voluntary deferrals, if any, are being invested.

      PAYMENT OF BENEFITS

      Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

      FORFEITURES

      Forfeitures, representing the unvested portion of the Company's contributions, were approximately $179,000 as of December 31, 2001. Forfeitures of approximately $400,000 were used to reduce Company contributions during 2001.


2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments are reported at fair values based on quoted market prices of the underlying securities in which each fund invests.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      The Plan's interest in the T. Rowe Price Stable Value Fund, at December 31, 2001, is a Common & Collective Trust (CCT). The Plan owns shares in this CCT, which in turn, holds shares in the underlying securities. The T. Rowe Price Stable Value Fund holds investments in guaranteed investment contracts. The investment contracts provide for benefit- responsive withdrawals at contract value. The investments are valued at contract value which represents invested principal plus accrued interest thereon. The average yield for the CCT was approximately 5.83% and 6.00% at December 31, 2001 and 2000, respectively. The crediting interest rate for the CCT was approximately 5.44% and 6.11% at December 31, 2001 and 2000, respectively.

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.


3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets:

                                                                  DECEMBER 31
                                                        ------------------------------
                                                            2001                2000
                                                        -----------        -----------
           T. Rowe Price Balanced Fund                  $37,540,450        $38,835,869
           T. Rowe Price Blue Chip Growth Fund           39,927,376         39,177,352
           T. Rowe Price Equity Income Fund              32,220,185         29,200,830
           T. Rowe Price Equity Index 500 Fund           21,784,737         21,265,146
           T. Rowe Price Prime Reserve Fund              24,867,360         12,516,146
           T. Rowe Price Stable Value Fund               14,844,674            N/A
           T. Rowe Price New Horizons Fund               15,158,195            N/A
                                                        ===========        ===========

      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $18,769,518 as follows:

                Mutual funds                    $(19,896,501)
                Common stock                       1,126,983
                                                ------------
                                                $(18,769,518)
                                                ============

      The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


4.    ADMINISTRATIVE EXPENSES

      Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.

5.    RELATED-PARTY TRANSACTIONS

      The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 2001, fees paid to the Trustee were $2,000.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts regardless of the period of service.


7.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan was amended and restated subsequent to receiving the determination letter. However, the Plan administrator and tax counsel believe the Plan to be a qualified plan under Section 401(a) of the Code, and the related trust to be exempt from federal income tax under Section 501(a) of the Code. The plan administrator filed for a new determination letter with the Internal Revenue Service during 2001.

8.    NONEXEMPT TRANSACTIONS

      During the plan year ended December 31, 2001, there were seven deemed loans made to the Company when the employee 401(k) contributions were not remitted to the Plan on a timely basis. The Company remitted the contribution to the Plan and intends to repay the Plan for the interest incurred on the loan in 2002. The interest was calculated using the highest rate earned by the plan assets until loan and principal were resolved to the plan.

                                                                        SCHEDULE

                       CHICAGO BRIDGE & IRON SAVINGS PLAN


                     SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                                DECEMBER 31, 2001

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)


      IDENTITY OF ISSUER, BORROWER,                                                                  CURRENT
         LESSOR OR SIMILAR PARTY                         DESCRIPTION OF INVESTMENT                    VALUE
----------------------------------------             ---------------------------------          ----------------
                                                       Mutual funds-
*T. Rowe Price                                             Spectrum Income Fund                  $    7,717,020
*T. Rowe Price                                             Balanced Fund                             37,540,450
*T. Rowe Price                                             Blue Chip Growth Fund                     39,927,376
*T. Rowe Price                                             Equity Income Fund                        32,220,185
*T. Rowe Price                                             Equity Index 500 Fund                     21,784,737
*T. Rowe Price                                             Prime Reserve Fund                        24,867,360
*T. Rowe Price                                             International Stock Fund                   7,146,334
*T. Rowe Price                                             Spectrum Growth Fund                       4,973,121
*T. Rowe Price                                             New Horizons Fund                         15,158,195
*T. Rowe Price                                             Janus Fund                                 3,603,047
*T. Rowe Price                                             Small Cap Value Fund                       4,027,404
*T. Rowe Price                                         Stable Value Fund                             14,844,674
*T. Rowe Price                                         Trade Link Investments Account                   281,698
ChemFirst Inc.                                         Common stock                                     627,198
Placer Dome Inc.                                       Common stock                                      74,059
Mississippi Chemical Corp.                             Common stock                                       5,002
*Chicago Bridge & Iron Company N. V.                   Common stock                                   3,282,070
*Participant loans                                     Interest rates--7.75% to 11.5%                 4,398,577
                                                                                                   ------------
                                                                            Total                  $222,478,507
                                                                                                   ============

                        *Represents a party in interest.

                 The accompanying notes to financial statements
                   and supplemental schedules are an integral
                             part of this schedule.

                                                                     SCHEDULE II



                       CHICAGO BRIDGE & IRON SAVINGS PLAN


        SCHEDULE H, PART IV, LINE 4D -- SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

          (EMPLOYER IDENTIFICATION NUMBER 95-2673173, PLAN NUMBER 003)


                                 RELATIONSHIP OF
                                 PLAN, EMPLOYER      DESCRIPTION OF TRANSACTION, INCLUDING                              (i)INTEREST
                                   OR OTHER            MATURITY DATE, RATE OF INTEREST,                    (d) AMOUNT     INCURRED
IDENTITY OF PARTY INVOLVED     PARTY IN INTEREST      COLLATERAL, PAR OR MATURITY VALUE                      LOANED       ON LOAN
-----------------------------  -----------------     --------------------------------------------------   -----------   ------------
Chicago Bridge &                 Plan sponsor        Lending of monies from the Plan to the Plan
   Iron Company                                      sponsor (contributions not remitted to the
                                                     Plan on time) and interest on the loan as follows:

                                                     Deemed loan occurred April 21, 2001, matured
                                                     May 2, 2001 for $22,718, with interest
                                                     at various rates.                                      $22,718          $263
                                                                                                            =======          ====

                                                     Deemed loan occurred June 22, 2001, matured
                                                     June 29, 2001 for  $22,950,  with
                                                     interest at various rates.                             $22,950          $170
                                                                                                            =======          ====

                                                     Deemed loan occurred July 21, 2001, matured
                                                     August 14, 2001 for $22,768,
                                                     with interest at various rates.                        $22,768         $510
                                                                                                            =======          ====

                                                     Deemed loan occurred September 22, 2001,
                                                     matured on September 28, 2001 for
                                                     $23,198, with interest at various  rates.              $23,198         $141
                                                                                                            =======          ====

                                                     Deemed loan occurred September 22, 2001,
                                                     matured on September 28, 2001 for $ 23,792,
                                                     with interest at various rates.                        $23,792         $144
                                                                                                            =======          ====

                                                     Deemed loan occurred October 20, 2001,
                                                     matured October 26, 2001 for $23,913,
                                                     with interest at various rates.                        $23,913         $142
                                                                                                            =======          ====

                                                     Deemed loan occurred November 22, 2001,
                                                     matured December 12, 2001 for $23,315,
                                                     with interest at various rates.                        $23,315         $401
                                                                                                            =======          ====


          The accompanying notes are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated May 30, 2002, included in this Form 11-K, into Chicago Bridge & Iron Company's previously filed Registration Statement File No. 001-12815.


Chicago, Illinois
May 30, 2002

                                   SIGNATURE

       The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  May 30, 2002

                                         CHICAGO BRIDGE & IRON SAVINGS PLAN


                                         By: /s/ Robert G. Douglass
                                           -------------------------------------
                                                 Robert G. Douglass
                                                 Manager, Employee Benefits Plan